INTERNATIONAL TOWER HILL MINES LTD.

Terminal City Club Tower
Suite 507 – 837 West Hastings Street

Vancouver, B.C. CANADA  V6C 3N6

Telephone:  (604) 685-1017
Facsimile:  (604) 685-5777

PRESS RELEASE

INTERNATIONAL TOWER HILL CLOSES FINANCINGS AND COMPLETES ACQUISITION OF ANGLOGOLD ASHANTI’S ALASKAN PROPERTY PORTFOLIO

August 8, 2006

FOR IMMEDIATE RELEASE

International Tower Hill Mines Ltd. (TSXV: “ITH”) (the Company) is pleased to announce that on August 4, 2006 it closed the brokered and non-brokered financings announced on June 14 and July 6, and concurrently completed the acquisition of all of the Alaskan mineral exploration properties and associated database from AngloGold Ashanti (U.S.A.) Exploration Inc. (AngloGold).  In addition, in conjunction with the closing of this acquisition, the Company entered into option agreements with AngloGold to earn a 60% interest in each of two additional properties in Alaska.

AngloGold Property Acquisition

Pursuant to the Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006 among AngloGold, the Company and Talon Gold Alaska, Inc. (the Company’s wholly owned Alaskan subsidiary), the Company acquired all of AngloGold’s interest in a portfolio of six mineral exploration projects in Alaska (aggregating 246 square kilometres) (Sale Properties) in consideration of the issuance by the Company of 5,997,295 common shares, representing approximately 19.99% of the issued shares of the Company following the closing of the acquisition and the private placement financings noted below.  AngloGold has the right to maintain its percentage equity interest in the Company, on an ongoing basis, provided that such right will terminate if AngloGold’s interest falls below 10% at any time after January 1, 2009.  As a result of this transaction, AngloGold is now an insider of the Company.

As further consideration for the transfer of the Sale Properties, the Company has granted to AngloGold a 90 day right of first offer with respect to the Sale Properties and any additional mineral properties in which the Company acquires an interest and which interest it proposes to farm out or otherwise dispose of.  If AngloGold’s equity interest in the Company is reduced to less than 10%, then this right of first offer will terminate.

On closing, AngloGold and the Company entered into option/joint venture agreements with respect to two additional mineral projects in Alaska held by AngloGold, referred to as the LMS (61 sq. km.) and Terra (118 sq. km.) properties (Optioned Properties).

With respect to the LMS property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company has committed to incur minimum exploration expenditures of USD 1.0 million during the 2006 calendar year and, in order to maintain the option, of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

With respect to the Terra property, the Company has the right to earn a 60% interest by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which the Company has committed to incur minimum exploration expenditures of USD 500,000 during the 2006 calendar year and, in order to maintain the option, of USD 750,000 during the 2007 calendar year.  Upon the Company having earned its 60% interest in the Terra property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further USD 4.0 million in exploration expenditures over a further two years.

In either case, following the parties having earned their final respective interests, each party will be required to contribute its pro rata share of further expenditures or its interest in the property will be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

AngloGold has been funding the property and exploration program expenditures on the Sale Properties and the Optioned Properties since July 1, 2006, and the Company will be reimbursing AngloGold for all such expenditures.

Closing of Private Placements

On August 4, 2006 the Company completed a non-brokered private placement of 7,999,718 units at a price of $0.56 per unit for gross proceeds of $4,479,842 (approximately USD 3.975 million).  Each unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant entitles the holder, on exercise, to purchase an additional common share of the Company at a price of $1.00 until August 4, 2008.  Cardero Resource Corp., a public company headquartered in Vancouver, B.C., purchased 4,000,000 units in this placement.  As a result of this purchase, Cardero is now an insider of the Company.

On August 4, 2006 the Company also completed a brokered private placement of 4,987,483 units and a non-brokered private placement of 612,122 units, for a total of 5,599,605 units, at a price of $1.25 per unit for gross proceeds of $6,999,506 (approximately USD 6.21 million).  Each unit consisted of one common share and one-half of a transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at a price of $1.50 until August 4, 2008.  The agent in the brokered placement received a commission of 349,123 units having the same terms as the units in the offering.  In addition, the agent received 498,748 compensation options.  Each compensation option entitles the agent to purchase one common share of the Company at a price of $1.30 until August 4, 2008.  The agent was also paid a corporate finance fee of $15,000.

All of the securities issued in connection with the AngloGold property acquisition and the private placements are subject to a hold period expiring on December 5, 2006.

The proceeds from the placements will be used primarily to fund the proposed 2006 and 2007 exploration programs on the Sale Properties and the Optioned Properties (including the reimbursement to AngloGold for expenditures since July 1, 2006), and for working capital.

As a result of the completion of the AngloGold acquisition and the private placements, the Company now has approximately 30,007,924 shares outstanding (approximately 37,480,894 fully diluted).

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any of the foregoing securities in the United States.  None of the foregoing securities have been, nor will they be, registered under the United States Securities Act of 1933, as amended (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The Properties

The following information with respect to the material mineral properties acquired or optioned from AngloGold has been taken from the N.I. 43-101 compliant reports on the Livengood, Terra and LMS properties prepared by Paul Klipfel, Ph.D of Mineral Resource Services Inc., a “qualified person” under N.I. 43-101, copies of which have been filed on SEDAR.  Mr. Klipfel has reviewed and approved the disclosure in this press release with respect to these properties.

Livengood

The Livengood property is located approximately 75 miles (120 km) northwest of Fairbanks, Alaska in the Tolovana mining district within the Tintina Gold Belt.  The area of interest is centered on a hill named Money Knob.  This feature is considered by many to be the lode gold source for the Livengood placer deposits which have actively produced more than 500,000 ounces of gold since 1914.  The property has been prospected and explored by several companies and private individuals since the 1970s.  Past exploration data is not available except from the most recent work conducted by AngloGold.  Geochemical surveys by AngloGold in 2003 and 2004 outlined an approximately 1.0 x 0.5 mile (1.6 x 0.6 kilometre) area with anomalous gold in soil.  Furthermore, scattered anomalous samples occur along strike to the northeast and southwest for an additional 1.25 and 1.0 miles (2.0 and 1.6 kilometres) respectively.  Subsequently, a campaign of eight reverse circulation drill holes was conducted in 2003 and a further 4 diamond core holes were drilled in 2004.  Favourable results from these holes include wide intervals of gold mineralization (BAF-7: 133.5 m @ 1.10 gt Au; MK-04-03: 100.58m @ 0.5 g/t Au). On the basis of results to date, the report author concurs that the property merits additional exploration in order to test for the presence of a bulk tonnage gold deposit.

Mineralization consists of gold in multiple stages of quartz veins associated with variable amounts of pyrite, arsenopyrite, stibnite, and minor to trace amounts of other sulfides.  Vein and disseminated mineralization are spatially and possibly genetically associated with dikes and sills of monzonite, diorite, and syenite composition.  The surrounding host rocks consist of a three, thrust-bounded assemblages.  Lowest is the Late Proterozoic – early Paleozoic Amy Creek assemblage of basalt and sediments.  It is structurally overlain by a Cambrian ophiolite sequence which in turn is overlain by Devonian shale, siltstone and carbonate.  The entire package was intruded at 90-93 million years ago, an age consistent with gold mineralization throughout the Tintina Gold Belt.

The report author concludes that sufficient evidence is present to justify an exploration program that tests for the existence of a large, bulk tonnage gold deposit beneath and within the vicinity of Money Knob.

Based upon the extent of the soil anomaly, wide mineralized intercepts in drill holes, and the position of the area as the source for a substantial placer gold deposit, the report author recommends a USD 610,000 program consisting of exploration of the Money Knob area through sampling, mapping, trenching, and structural analysis, followed by approximately 2,000 metres of drilling, with the aim of testing the area for a northeast trending zone(s) of mineralization as indicated by the trend of anomalous gold in soil samples.  Secondary targets include low angle favourable volcanic beds and/or structures and possible structural splays from the northeast trending zone.  Initial drilling will be aimed at defining the extent of mineralization and its structural orientation, while later phases of drilling will be at a density to enable reliable correlation of mineralization along and across strike of any mineralized zones defined.  In addition, mineralogical and metallurgical characterization studies are recommended to ascertain the nature of gold and how it occurs in the project area.  AngloGold has initiated, and the Company will continue, the recommended program.

LMS

The LMS property is situated 25 km north of Delta Junction, and 125 km southeast of Fairbanks, Alaska in the Goodpaster district.  This part of the district has seen no known previous exploration prior to regional reconnaissance surface sampling by AngloGold in 2004, even though the region has attracted considerable interest following the discovery of the Pogo deposit, 40 kilometres to the northeast.  Discovery of a gold-bearing outcrop (6.2 g/t Au) led to further sampling and drilling in 2005 which delineated a planar zone of mineralization that has been defined to a down-dip depth of 300 metres.  This feature is situated at the southeast end of a 6 kilometre long, northwest-trending zone of aligned surface geochemical samples containing anomalous gold and arsenic and lesser silver and copper.  Rocks within the LMS project area lie within the Yukon-Tanana Terrrane, a structurally complex, composite terrane that was accreted to North America in the mid to late Cretaceous period.  Among the diverse suites of rocks in this terrane, those underlying the project area (schist, gneiss, quartzite, and phyllite) are similar in composition and structural character to the host rocks at Pogo.

Mineralization in this region, including at Pogo, is believed to be intrusion-related.  The observations of the report author are consistent with this interpretation, even though no intrusive rocks have been identified on the LMS property.  Fluids derived from an intrusion at depth or at a distance laterally can migrate along structures to produce the observed veins and gold mineralization.

The report author concludes that sufficient evidence is present to justify a continued exploration program that tests for the existence of a large, bulk tonnage gold deposit beneath the LMS property.

Exploration of the LMS property is at a relatively early stage with discovery and identification of a silicified and vein zone extending from the surface to greater than 300 metres downdip.  The report’s author recommends that exploration of the LMS property continue with a USD 1,033,000 program of drilling, sampling, and structural analysis, including 3000 metres of diamond drilling and 150 deep auger samples.  The aim of exploration is to test the extent of known gold mineralization through drilling, to characterize and explore newly discovered anomalous areas to the northwest, and to continue to conduct soil sampling throughout the property to better define the anomalous zone.  AngloGold has initiated, and the Company will continue, the recommended program.

Terra

The Terra property is located approximately 212 km west-northwest of Anchorage along the southwest portion of the Alaska Range in the Hartman district.  The property is centered on a series of gold-bearing bonanza quartz veins.  AngloGold drilled 12 diamond core holes in 2005 to test the subsurface continuity of outcropping veins.  In two zones, drill holes intersected high grade veins and numerous gold-bearing smaller veins.  In the third zone, no veins were intersected indicating that fold and/or fault controls exist that need to be resolved.  Samples of vein material from outcrop and drill core contain up to several hundred ppm gold (the highest being 960 ppm) although most samples contain more modest values.

At this early stage of exploration, outcropping veins and drill hole intercepts indicate that the veins can be continuous for more than100 metres along strike and 250 metres down dip.  More drilling is required to assess further continuity.  Lesser veins also occur to form vein zones. These veins are banded and exhibit relict open-space-fill dog-tooth textures.  These textures are now diffuse, suggesting that there has been minor recrystallization.  Veins are interpreted to have formed in the transition between mesothermal and epithermal settings.

Veins occur primarily in a ±150 metres wide, subvertical diorite ‘dike’ that is interpreted to be part of the Hartman intrusive suite.  The dike intrudes Jurassic to Cretaceous Kahiltna Terrane sedimentary rocks consisting of shale, phyllite, siltstone, and minor conglomerate and carbonate.  The sedimentary host rocks have undergone multiple stages of deformation prior to intrusion, with the principle deformation being a fold-thrust style.  The host intrusive rocks are late Cretaceous age (approximately 70 million years ago) diorite to quartz monzonite.  This intrusive age and composition is the same as that for other intrusive-related gold deposits in Alaska.

Reconnaissance sampling and mapping has identified three other areas on the property with anomalous gold in rock, soil, and stream sediment samples.  Two areas probably consist of more bonanza veins.  The third area is unusual, and is a large (tectonic) breccia zone in which breccia fragments are set in a matrix of tan carbonate.  Samples of this material contain up to 5 g/t Au, but it is unclear whether the gold lies in the matrix or in the breccia fragments.

The report author recommends a USD 750,000 work program, consisting of drilling to better define the strike and dip extent of known veins and to evaluate the three other, newly discovered anomalous areas, expanded reconnaissance prospecting and sampling, and further work to evaluate the structural architecture of this area.  AngloGold has initiated, and the Company will continue, the recommended program.

In addition to the foregoing work programs, the Company intends to continue the AngloGold work programs on the Cariboo, West Pogo, Gilles and Coffee Dome properties (consisting of prospecting and sampling to follow up on results from the 2005 field season) and the Chisna and Blackshell properties (consisting of first phase prospecting and surface sampling).  The Company will also be continuing an ongoing regional sampling program, which has targeted an additional seven areas as worthy of further review, and is negotiating to lease at least one of these properties.

Results from all of the ongoing work programs will be released as they become available following review and analysis by the Company’s exploration staff.

The Company believes that the acquisition of the fully integrated exploration program from one of the world’s largest exploration companies will vault the Company into the forefront of Alaskan gold exploration.  This exploration alliance between the Company and AngloGold will meld the mine development and operational strength of a top tier major with the agility and aggressiveness of a quality junior greenfields explorer.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Anton Drescher”

Mr. Anton J. Drescher,

President and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.